

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Division of Corporation
Finance

Mail Stop 4561

September 30, 2009

Hugo Goldman, Chief Financial Officer
Retalix LTD
10 Zarhin Street
Ra'anana 43000, Israel

> **Re: Retalix LTD**
> **Form 20-F for Fiscal Year Ended December 31, 2008**
> **Filed June 22, 2009**
> **File No. 0-29742**

Dear Mr. Goldman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 3. Key Information

Risk Factors

"We currently participate in or receive tax benefits from government programs," page 17

1. You state that if you fail to meet the requirements under the Israeli Law for Encouragement of Capital Investments (the "Investments Law"), you would be subject to corporate tax in Israel at the regular statutory rate. In future filings,

please provide a brief description of the requirements which must be met under the Investments Law, and quantify to the extent possible the impact that failing to meet those requirements could have on your business.

Item 4. Information on the Company

History and Development of the Company, page 20

2. We note your disclosure regarding your receipt of unsolicited, non-binding proposals to purchase all of your outstanding shares or to make an investment in your company. Please tell us the outcome with respect to these proposals. See Item 4.A.7 of Form 20-F.

Business Overview

Principal Markets and Customers, page 38

3. In addition to the breakdown by geographic market provided on page 38, please provide a breakdown of total revenues by category of activity. Refer to Item 4.B.2 of Form 20-F.

Property, Plants and Equipment, page 44

4. Please tell us why you have not filed the lease agreements for your Israeli and U.S. corporate headquarters pursuant to Instruction 4(b)(iv) to the Exhibits of Form 20-F.

Item 5. Operating Financial Review and Prospects, page 44

5. You state on page 47 that "[s]hould future results or economic events cause additional changes in projected cash flows or other assumptions, or should [your] business or operational strategies change, future determinations of fair value may not support the current carrying amount of a reporting unit, and the related goodwill would need to be written down further…." In light of this uncertainty, please tell us whether you considered describing qualitatively and quantitatively the assumptions and methodologies used to determine reporting unit fair values as well as the sensitivity of those reporting unit valuations to changes in methodologies and assumptions. See Section V of SEC Release 33-8350.

6. As a related matter, please tell us where you disclosed any uncertainties, trends or events that were reasonably likely to have impacted the goodwill impairment that you recorded for the year ended December 31, 2008. To the extent you disclosed negative trends, events or uncertainties and their potential impact on the recoverability of goodwill in prior reports, please direct us to those disclosures.

Item 10.C. Material Contracts, page 79

7. We note that although you have identified material contracts in the Exhibits list, you have not included here a summary of each material contract not made in the ordinary course of business. Please discuss the material terms of all such contracts in this section. Refer to Item 10.C of Form 20-F.

Item 16B. Code of Ethics, page 89

8. In future, please consider specifically stating, if true, that the Code of Ethics adopted by your board applies to your principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions.

Item 16G. Corporate Governance, page 90

9. We note that rather than provide the summary requested by Item 16G of Form 20-F, you have included in this section cross-references to various sections of the annual report. Please provide us with a concise summary regarding the significant ways in which your corporate governance practices differ from the Nasdaq requirement and include a concise summary of this type under this heading in future filings.

Item 19. Exhibits, page 91

General

10. It appears that you have not filed as exhibits to your annual report the following agreements:

  • Shareholders Agreement, dated March 3, 2008, among Ronex, Barry Shaked and Brian Cooper; and
  • Management agreement between your company and the private company controlled by Chief Executive Officer Mr. Shaked.

    Please file the agreements as exhibits or advise. See Form 20-F Instruction 3 as to Exhibits.

*   *   *   *   *

     As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to Ryan Houseal, Attorney Advisor, at (202) 551-3105 or, in his absence, to me at (202) 551- 3457. If you have additional questions, you may direct them to Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel